Exhibit 99.1

Navigator Holdings Ltd. Announces Repayment of NOK 600 Million Senior Secured Bond

January 3, 2023 – Navigator Holdings Ltd. (“Navigator” or “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announced today that, further to the Company’s press release of December 9, 2022, it fully repaid all outstanding bonds under its NOK 600 million senior secured bond (ISIN NO0010835069) on December 23, 2022.

The bonds were repaid at a price equal to 101.79% of par value (plus accrued interest).

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 22 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com
Address:	1201 Fannin St. Suite 262, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link - New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com